UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Suzano S.A.
(Name of Issuer)
Common Shares, without par value and American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock
(Title of Class of Securities)

86959K105
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86959K105	13G	Page 2 of 22 Pages

1		NAMES OF REPORTING PERSONS Suzano Holding S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 367,612,329 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,295,215 Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.4%*
12		TYPE OF REPORTING PERSON HC

*Based on 1,304,117,615 Shares outstanding as of February 9, 2024.

CUSIP No. 86959K105	13G	Page 3 of 22 Pages

1		NAMES OF REPORTING PERSONS David Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 7,020,613 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 7,020,613 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 185,693,440 Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 586,315,828 Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 45.0%*
12		TYPE OF REPORTING PERSON IN

* Based on 1,304,117,615 Shares outstanding as of February 9, 2024.

CUSIP No. 86959K105	13G	Page 4 of 22 Pages

1		NAMES OF REPORTING PERSONS Daniel Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 1,653,945 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,653,945 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 185,693,440 Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,949,160 Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.6%*
12		TYPE OF REPORTING PERSON IN

* Based on 1,304,117,615 Shares outstanding as of February 9, 2024.

CUSIP No. 86959K105	13G	Page 5 of 22 Pages

1		NAMES OF REPORTING PERSONS Jorge Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 1,264,210 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 1,264,210 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 185,693,440 Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,559,425 Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.5%*
12		TYPE OF REPORTING PERSON IN

* Based on 1,304,117,615 Shares outstanding as of February 9, 2024.

CUSIP No. 86959K105	13G	Page 6 of 22 Pages

1		NAMES OF REPORTING PERSONS Ruben Feffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 433,428 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 433,428 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER 185,693,440 Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,728,643 Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.5%*
12		TYPE OF REPORTING PERSON IN

* Based on 1,304,117,615 Shares outstanding as of February 9, 2024.

CUSIP No. 86959K105	13G	Page 7 of 22 Pages

1		NAMES OF REPORTING PERSONS Alden Fundo de Investimento em Ações
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF	5	SOLE VOTING POWER 165,203 Shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 579,295,215 Shares
EACH REPORTING	7	SOLE DISPOSITIVE POWER 26,154,744 Shares
PERSON WITH	8	SHARED DISPOSITIVE POWER - 0 -
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 579,460,418 Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 44.4%*
12		TYPE OF REPORTING PERSON OO

* Based on 1,304,117,615 Shares outstanding as of February 9, 2024.

Item 1(a).	Name of Issuer:
Suzano S.A. (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: Av. Brigadeiro Faria Lima, 1355, 8th Floor São Paulo/SP, Brazil 01452-919
Item 2(a).	Name of Persons Filing:

This Amendment No. 4 to Schedule 13G is being filed jointly by Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Ações, pursuant to a Joint Filing Agreement, a copy of which is incorporate by reference herein, in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2(b).

Address of Principal Business Office:

Suzano Holding S.A.:

Av. Brigadeiro Faria Lima, 1355, 21st Floor

São Paulo/SP, Brazil 01452-919

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer:

Av. Brigadeiro Faria Lima, 1355, 21st Floor

São Paulo/SP, Brazil 01452-919

Alden Fundo de Investimento em Ações:

Av. Brigadeiro Faria Lima, 1355, 21st Floor

São Paulo/SP, Brazil 01452-919

Item 2(c).

Citizenship:

Suzano Holding S.A. is a corporation (sociedade por ações) organized under the laws of Brazil.

David Feffer, Daniel Feffer, Jorge Feffer and Ruben Feffer: Brazilian.

Alden Fundo de Investimento em Ações is a stock fund (fundo de investimento) organized under the laws of Brazil.

Item 2(d).	Title of Class of Securities: Common shares, no par value (the “Shares”) American Depositary Shares (as evidenced by American Depositary Receipts), each representing two shares of Common Stock.
Item 2(e).	CUSIP Number: 86959K105

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n): Not applicable.
Item 4.	Ownership.
(a)

Amount Beneficially Owned:

See the cover pages for each of the reporting persons.

David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações are parties to a voting agreement dated September 28, 2017, as amended, relating to their stakes in the Issuer indicated in such agreement (“Voting Agreement”). As a result, David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer, Suzano Holding S.A. and Alden Fundo de Investimento em Ações are deemed to have shared voting power with respect to 44.4% of the Shares.

(b)	Percent of Class: See the cover pages for each of the reporting persons.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
(ii) Shared power to vote or to direct the vote:
(iii) Sole power to dispose or to direct the disposition of:
(iv) Shared power to dispose or direct the disposition of:
See the cover pages for each of the reporting persons.
Item 5.	Ownership of Five Percent or Less of a Class. Not applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.
Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications. Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

SUZANO HOLDING S.A.

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

DAVID FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

DANIEL FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

JORGE FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

RUBEN FEFFER

By:	/s/ Maria Cecilia Castro Neves Ipiña
Name:	Maria Cecilia Castro Neves Ipiña
Title:	Attorney-in-Fact

ALDEN FUNDO DE INVESTIMENTO EM AÇÕES.

By:	/s/ Felipe Costa Carvalho de Figueiredo Rodrigues
Name:	Felipe Costa Carvalho de Figueiredo Rodrigues
Title:	Officer

By:	/s/ Isabel Cotta Fernandino de França Leme
Name:	Isabel Cotta Fernandino de França Leme
Title:	Officer

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit A	Joint Filing Agreement, dated February 14, 2019 by and among Suzano Holding S.A., David Feffer, Daniel Feffer, Jorge Feffer, Ruben Feffer and Alden Fundo de Investimento em Ações (incorporated herein by reference to Exhibit A to Schedule 13G (File No. 005-90910), filed with the SEC on February 14, 2019).
Exhibit B	Power of Attorney (English translation), dated June 19, 2023, by Suzano Holding S.A.
Exhibit C	Power of Attorney (English translation), dated June 19, 2023, by David Feffer.
Exhibit D	Power of Attorney (English translation), dated June 19, 2023, by Daniel Feffer.
Exhibit E	Power of Attorney (English translation), dated June 19, 2023, by Jorge Feffer.
Exhibit F	Power of Attorney (English translation), dated June 19, 2023, by Ruben Feffer.

Exhibit B

POWER OF ATTORNEY

GRANTOR: SUZANO HOLDING S.A., (CNPJ/MF No. 60.651.809/0001-05), headquartered in this Capital, Avenida Brigadeiro Faria Lima, 1355, 21st floor, in this Capital, herein represented by its Directors Marcel Paes de Almeida Piccinno (RG No. 18.698.855-2-SSP/SP; CPF/ME No. 282.998.458-74), Brazilian, married, business administrator, e Isabel Cotta Fernandino de França Leme (RG No. 23.304.589-2-SSP/SP; CPF/ME No. 153.128.908-80), Brazilian, divorced, business administrator, both domiciled and resident in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 21st floor.

ATTORNEYs-IN-FACT: (1) MARCEL PAES DE ALMEIDA PICCINNO (CPF/MF No. 282.998.458-74 and RG No. 18.698.855-2-SSP/SP), Brazilian, married, business administrator; (2) ISABEL COTTA FERNANDINO DE FRANÇA LEME (CPF/MF No. 153.128.908-80 and RG No. 23.304.589-2-SSP/SP), Brazilian, divorced, business administrator; (3) MARIA CECILIA CASTRO NEVES IPIÑA (CPF/MF No. 938.418.767-49 and OAB/RJ No. 95.120), Brazilian, married, lawyer; (4) MARCOS HIYOSHI KUBO (CPF/MF No. 844.968.008-53 and RG No. 7.783.139-SSP/SP), Brazilian, married, lawyer; (5) DANIELA ALVES LEME GIOBBI, Brazilian, married, lawyer (CPF/MF sob nº 409.411.158-10 and RG No. 34.185.959-X SSP/SP); (6) WALNER ALVES CUNHA JÚNIOR (CPF/MF No. 314.558.688-25 and OAB/SP No. 251.389), Brazilian, single, lawyer; (7) IVA MARIA SOUZA BUENO (CPF/MF No. 339.431.718-41 and OAB/SP No. 292.778), Brazilian, single, lawyer; (8) VIRGINIA TAVARES RIBEIRO (CPF/MF No. 073.788.696-00 e OAB/MG No. 140.485), Brazilian, single, lawyer; (9) LEANDRO AREAN ONCALA (CPF/MF No. 225.545.068-25 e OAB/SP No. 268.534), Brazilian, married, lawyer; (10) MARCELLA CARAM ZEREY (CPF/MF No. 458.564.088-61 e OAB/SP No. 444.598), Brazilian, single, lawyer, the last five being resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor; (11) MARIA CRISTINA MONOLI CESCON (CPF/MF No. 147.253.858-75 and OAB/SP No. 107.345), Brazilian, divorced, lawyer; (12) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF No. 363.845.0289-79 and OAB/SP No. 301.747), Brazilian, married, lawyer; and (13) THENARD ANTUNES FIGUEIREDO (CPF/MF No. 139.306.577-59 and OAB/RJ No. 209.708), Brazilian, single, lawyer; (14) FERNANDA CIRNE MONTORFANO GIBSON (CPF/MF No. 095.908.027-96 and OAB/RJ No. 140.744), Brazilian, married, lawyer, the last four being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf each of the Grantors in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, Zip Code 41810-012, Salvador/BA (CNPJ/MF no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose to (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit the accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, Director minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase – AFAC, among others; and others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

Delegation of the powers granted by the Grantors hereunder is expressly forbidden. This power of attorney will be valid until June 19, 2024.

Sao Paulo, June 19, 2023.

Suzano Holding S.A.

By:	/s/ Marcel Paes de Almeida Piccinno*
Name:	Marcel Paes de Almeida Piccinno
Title:	Director

By:	/s/ Isabel Cotta Fernandino de França Leme*
Name:	Isabel Cotta Fernandino de França Leme
Title:	Director

*Signed on the original (in Portuguese).

Exhibit C

POWER OF ATTORNEY

GRANTOR: DAVID FEFFER (CPF/MF No. 882.739.628-49 and RG No. 4.617.720-6 SSP/SP), Brazilian, divorced, entrepreneur, resident and domiciled in this Capital, with commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, Zip Code 01452-919.

ATTORNEYS-IN-FACT: (1) MARCEL PAES DE ALMEIDA PICCINNO (CPF/MF No. 282.998.458-74 and RG No. 18.698.855-2-SSP/SP), Brazilian, married, business administrator; (2) ISABEL COTTA FERNANDINO DE FRANÇA LEME (CPF/MF No. 153.128.908-80 and RG No. 23.304.589-2-SSP/SP), Brazilian, divorced, business administrator; (3) MARIA CECILIA CASTRO NEVES IPIÑA (CPF/MF No. 938.418.767-49 and OAB/RJ No. 95.120), Brazilian, married, lawyer; (4) MARCOS HIYOSHI KUBO (CPF/MF No. 844.968.008-53 and RG No. 7.783.139-SSP/SP), Brazilian, married, lawyer; (5) DANIELA ALVES LEME GIOBBI, Brazilian, married, lawyer (CPF/MF sob nº 409.411.158-10 and RG No. 34.185.959-X SSP/SP); (6) WALNER ALVES CUNHA JÚNIOR (CPF/MF No. 314.558.688-25 and OAB/SP No. 251.389), Brazilian, single, lawyer; (7) IVA MARIA SOUZA BUENO (CPF/MF No. 339.431.718-41 and OAB/SP No. 292.778), Brazilian, single, lawyer; (8) VIRGINIA TAVARES RIBEIRO (CPF/MF No. 073.788.696-00 e OAB/MG No. 140.485), Brazilian, single, lawyer; (9) LEANDRO AREAN ONCALA (CPF/MF No. 225.545.068-25 e OAB/SP No. 268.534), Brazilian, married, lawyer; (10) MARCELLA CARAM ZEREY (CPF/MF No. 458.564.088-61 e OAB/SP No. 444.598), Brazilian, single, lawyer, the last five being resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor; (11) MARIA CRISTINA MONOLI CESCON (CPF/MF No. 147.253.858-75 and OAB/SP No. 107.345), Brazilian, divorced, lawyer; (12) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF No. 363.845.0289-79 and OAB/SP No. 301.747), Brazilian, married, lawyer; and (13) THENARD ANTUNES FIGUEIREDO (CPF/MF No. 139.306.577-59 and OAB/RJ No. 209.708), Brazilian, single, lawyer; (14) FERNANDA CIRNE MONTORFANO GIBSON (CPF/MF No. 095.908.027-96 and OAB/RJ No. 140.744), Brazilian, married, lawyer, the last four being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf of the Grantor in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, Zip Code 41810-012, Salvador/BA (CNPJ/ME no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose: (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase - AFAC, among others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

The delegation of powers under this Power of Attorney is expressly forbidden. This Power of Attorney is valid until June 19, 2024.

Sao Paulo, June 19, 2023.

DAVID FEFFER

By:	/s/ David Feffer*

*Signed on the original (in Portuguese).

Exhibit D

POWER OF ATTORNEY

GRANTOR: DANIEL FEFFER (CPF/MF No. 011.769.138-08 and RG No. 4.617.718-8 SSP/SP), Brazilian, married, lawyer, resident and domiciled in this Capital, with commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, Zip Code 01452-919.

ATTORNEYS-IN-FACT: (1) MARCEL PAES DE ALMEIDA PICCINNO (CPF/MF No. 282.998.458-74 and RG No. 18.698.855-2-SSP/SP), Brazilian, married, business administrator; (2) ISABEL COTTA FERNANDINO DE FRANÇA LEME (CPF/MF No. 153.128.908-80 and RG No. 23.304.589-2-SSP/SP), Brazilian, divorced, business administrator; (3) MARIA CECILIA CASTRO NEVES IPIÑA (CPF/MF No. 938.418.767-49 and OAB/RJ No. 95.120), Brazilian, married, lawyer; (4) MARCOS HIYOSHI KUBO (CPF/MF No. 844.968.008-53 and RG No. 7.783.139-SSP/SP), Brazilian, married, lawyer; (5) DANIELA ALVES LEME GIOBBI, Brazilian, married, lawyer (CPF/MF sob nº 409.411.158-10 and RG No. 34.185.959-X SSP/SP); (6) WALNER ALVES CUNHA JÚNIOR (CPF/MF No. 314.558.688-25 and OAB/SP No. 251.389), Brazilian, single, lawyer; (7) IVA MARIA SOUZA BUENO (CPF/MF No. 339.431.718-41 and OAB/SP No. 292.778), Brazilian, single, lawyer; (8) VIRGINIA TAVARES RIBEIRO (CPF/MF No. 073.788.696-00 e OAB/MG No. 140.485), Brazilian, single, lawyer; (9) LEANDRO AREAN ONCALA (CPF/MF No. 225.545.068-25 e OAB/SP No. 268.534), Brazilian, married, lawyer; (10) MARCELLA CARAM ZEREY (CPF/MF No. 458.564.088-61 e OAB/SP No. 444.598), Brazilian, single, lawyer, the last five being resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor; (11) MARIA CRISTINA MONOLI CESCON (CPF/MF No. 147.253.858-75 and OAB/SP No. 107.345), Brazilian, divorced, lawyer; (12) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF No. 363.845.0289-79 and OAB/SP No. 301.747), Brazilian, married, lawyer; and (13) THENARD ANTUNES FIGUEIREDO (CPF/MF No. 139.306.577-59 and OAB/RJ No. 209.708), Brazilian, single, lawyer; (14) FERNANDA CIRNE MONTORFANO GIBSON (CPF/MF No. 095.908.027-96 and OAB/RJ No. 140.744), Brazilian, married, lawyer, the last four being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf of the Grantor in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, Zip Code 41810-012, Salvador/BA (CNPJ/ME no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose: (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase - AFAC, among others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

The delegation of powers under this Power of Attorney is expressly forbidden. This Power of Attorney is valid until June 19, 2024.

Sao Paulo, June 19, 2023.

DANIEL FEFFER

By:	/s/ Daniel Feffer*

*Signed on the original (in Portuguese).

Exhibit E

POWER OF ATTORNEY

GRANTOR: JORGE FEFFER (CPF/MF No. 013.965.718-50 and RG No. 4.617.719-X SSP/SP), Brazilian, divorced, business administrator, resident and domiciled in this Capital, with commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, Zip Code 01452-919.

ATTORNEYS-IN-FACT: (1) MARCEL PAES DE ALMEIDA PICCINNO (CPF/MF No. 282.998.458-74 and RG No. 18.698.855-2-SSP/SP), Brazilian, married, business administrator; (2) ISABEL COTTA FERNANDINO DE FRANÇA LEME (CPF/MF No. 153.128.908-80 and RG No. 23.304.589-2-SSP/SP), Brazilian, divorced, business administrator; (3) MARIA CECILIA CASTRO NEVES IPIÑA (CPF/MF No. 938.418.767-49 and OAB/RJ No. 95.120), Brazilian, married, lawyer; (4) MARCOS HIYOSHI KUBO (CPF/MF No. 844.968.008-53 and RG No. 7.783.139-SSP/SP), Brazilian, married, lawyer; (5) DANIELA ALVES LEME GIOBBI, Brazilian, married, lawyer (CPF/MF sob nº 409.411.158-10 and RG No. 34.185.959-X SSP/SP); (6) WALNER ALVES CUNHA JÚNIOR (CPF/MF No. 314.558.688-25 and OAB/SP No. 251.389), Brazilian, single, lawyer; (7) IVA MARIA SOUZA BUENO (CPF/MF No. 339.431.718-41 and OAB/SP No. 292.778), Brazilian, single, lawyer; (8) VIRGINIA TAVARES RIBEIRO (CPF/MF No. 073.788.696-00 e OAB/MG No. 140.485), Brazilian, single, lawyer; (9) LEANDRO AREAN ONCALA (CPF/MF No. 225.545.068-25 e OAB/SP No. 268.534), Brazilian, married, lawyer; (10) MARCELLA CARAM ZEREY (CPF/MF No. 458.564.088-61 e OAB/SP No. 444.598), Brazilian, single, lawyer, the last five being resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor; (11) MARIA CRISTINA MONOLI CESCON (CPF/MF No. 147.253.858-75 and OAB/SP No. 107.345), Brazilian, divorced, lawyer; (12) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF No. 363.845.0289-79 and OAB/SP No. 301.747), Brazilian, married, lawyer; and (13) THENARD ANTUNES FIGUEIREDO (CPF/MF No. 139.306.577-59 and OAB/RJ No. 209.708), Brazilian, single, lawyer; (14) FERNANDA CIRNE MONTORFANO GIBSON (CPF/MF No. 095.908.027-96 and OAB/RJ No. 140.744), Brazilian, married, lawyer, the last four being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf of the Grantor in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, Zip Code 41810-012, Salvador/BA (CNPJ/ME no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose: (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase - AFAC, among others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

The delegation of powers under this Power of Attorney is expressly forbidden. This Power of Attorney is valid until June 19, 2024.

Sao Paulo, June 19, 2023.

JORGE FEFFER

By:	/s/ Jorge Feffer*

*Signed on the original (in Portuguese).

Exhibit F

POWER OF ATTORNEY

GRANTOR: RUBEN FEFFER (CPF/MF No. 157.423.548-60 and RG No. 16.988.323-1 SSP/SP), Brazilian, married, business administrator, resident and domiciled in this Capital, with commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, Zip Code 01452-919.

ATTORNEYS-IN-FACT: (1) MARCEL PAES DE ALMEIDA PICCINNO (CPF/MF No. 282.998.458-74 and RG No. 18.698.855-2-SSP/SP), Brazilian, married, business administrator; (2) ISABEL COTTA FERNANDINO DE FRANÇA LEME (CPF/MF No. 153.128.908-80 and RG No. 23.304.589-2-SSP/SP), Brazilian, divorced, business administrator; (3) MARIA CECILIA CASTRO NEVES IPIÑA (CPF/MF No. 938.418.767-49 and OAB/RJ No. 95.120), Brazilian, married, lawyer; (4) MARCOS HIYOSHI KUBO (CPF/MF No. 844.968.008-53 and RG No. 7.783.139-SSP/SP), Brazilian, married, lawyer; (5) DANIELA ALVES LEME GIOBBI, Brazilian, married, lawyer (CPF/MF sob nº 409.411.158-10 and RG No. 34.185.959-X SSP/SP); (6) WALNER ALVES CUNHA JÚNIOR (CPF/MF No. 314.558.688-25 and OAB/SP No. 251.389), Brazilian, single, lawyer; (7) IVA MARIA SOUZA BUENO (CPF/MF No. 339.431.718-41 and OAB/SP No. 292.778), Brazilian, single, lawyer; (8) VIRGINIA TAVARES RIBEIRO (CPF/MF No. 073.788.696-00 e OAB/MG No. 140.485), Brazilian, single, lawyer; (9) LEANDRO AREAN ONCALA (CPF/MF No. 225.545.068-25 e OAB/SP No. 268.534), Brazilian, married, lawyer; (10) MARCELLA CARAM ZEREY (CPF/MF No. 458.564.088-61 e OAB/SP No. 444.598), Brazilian, single, lawyer, the last five being resident and domiciled in this Capital, with business address at Avenida Brigadeiro Faria Lima, 1355, 10th floor; (11) MARIA CRISTINA MONOLI CESCON (CPF/MF No. 147.253.858-75 and OAB/SP No. 107.345), Brazilian, divorced, lawyer; (12) STEPHANIE MANZI LOPES SCHIAVINATO (CPF/MF No. 363.845.0289-79 and OAB/SP No. 301.747), Brazilian, married, lawyer; and (13) THENARD ANTUNES FIGUEIREDO (CPF/MF No. 139.306.577-59 and OAB/RJ No. 209.708), Brazilian, single, lawyer; (14) FERNANDA CIRNE MONTORFANO GIBSON (CPF/MF No. 095.908.027-96 and OAB/RJ No. 140.744), Brazilian, married, lawyer, the last four being members of CESCON, BARRIEU, FLESCH E BARRETO ADVOGADOS, a law firm headquartered in the City of Sao Paulo, State of Sao Paulo, at Rua Funchal, 418, 11th floor, Vila Olimpia, Zip Code 04551-060.

POWERS: powers to, acting jointly or individually, act on behalf of the Grantor in their capacity as shareholders of SUZANO S.A., corporation (sociedade por ações) with headquarters at Avenida Professor Magalhaes Neto, 1752, 10th floor, suites 1009, 1010 and 1011, Pituba, Zip Code 41810-012, Salvador/BA (CNPJ/ME no. 16.404.287/0001-55), herein referred to as the “Company,” including for that purpose: (i) attend, discuss and vote in any matter proposed and discussed in any Ordinary or Extraordinary General Meeting of the Company, including but not limited to capital increases and reductions, elections of officers and board members, changes in the by-laws; (ii) appoint and remove members of any corporate bodies created pursuant to the articles of incorporation; (iii) audit accounts presented by the Company’s management, with powers to approve or not, discuss and vote on matters related to financial statements and auditors reports; (iv) sign Company’s distant voting ballots, minutes of meetings, corporate communications and books, including but not limited to the shareholders’ attendance records and stock transfer books; (v) act before any commercial registries and other public offices for purposes of filing and updating minutes of shareholders’ meetings, and other corporate documents of the Company; (vi) sign and initial documents of any nature whatsoever in the capacity of shareholder of the Company, including, but not limited to loan agreements, subscription bulletins, Advance for Future Capital Increase - AFAC, among others; and (vii) in general, perform any other acts that may be necessary to be done in the exercise of any of the rights and powers herein granted.

The delegation of powers under this Power of Attorney is expressly forbidden. This Power of Attorney is valid until June 19, 2024.

Sao Paulo, June 19, 2023.

RUBEN FEFFER

By:	/s/ Ruben Feffer*

*Signed on the original (in Portuguese).

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